Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Three Months Ended Mar. 31,	Years Ended December 31
	2011	2010	2009	2008	2007	2006
Fixed charges
Interest expense	$25.9	$101.8	$95.2	$85.1	$76.3	$77.2
Interest capitalized during the period	1.3	9.1	7.5	9.0	9.1	9.9
Amortization of debt issuance expenses	.6	2.6	3.3	4.1	3.8	3.8
Portion of rental expense representative of interest	8.4	33.5	34.9	46.9	52.4	53.7

Total Fixed Charges	36.2	147.0	140.9	145.1	141.6	144.6

Preferred stock dividend requirements	1.4	—	—	—	—	—

Total fixed charges and preferred stock dividends	37.6	147.0	140.9	145.1	141.6	144.6

Earnings
Income (loss) from continuing operations before income taxes	(7.8)	222.9	218.2	(97.6)	14.8	(228.9)
Add (deduct) the following:
Share of loss of associated companies	—	—	—	—	—	4.5
Amortization of capitalized interest	1.9	9.1	11.6	16.1	14.5	13.7

Subtotal	(5.9)	232.0	229.8	(81.5)	29.3	(210.7)

Fixed charges per above	36.2	147.0	140.9	145.1	141.6	144.6
Less interest capitalized during the period	(1.3)	(9.1)	(7.5)	(9.0)	(9.1)	(9.9)

Total earnings (loss)	$29.0	$369.9	$363.2	$54.6	$161.8	$(76.0)

Ratio of earnings to fixed charges	*	2.52	2.58	*	1.14	*

Ratio of earnings to fixed charges and preferred stock dividends	**	2.52	2.58	**	1.14	**

*	Earnings for the three months ended March 31, 2011 and for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges by $7.2 million, $90.5 million and $220.6 million, respectively.
**	Earnings for the three months ended March 31, 2011 and for the years ended December 31, 2008 and 2006 were inadequate to cover fixed charges and preferred stock dividends by $8.6 million, $90.5 million and $220.6 million, respectively.